Exhibit 99.2



KANZHUN LIMITED
看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the "**Board**") of directors (the "**Directors**") of KANZHUN LIMITED (the "**Company**", together with its subsidiaries and consolidated affiliated entities, the "**Group**") is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2024 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2023. These interim results have been prepared under generally accepted accounting principles in the United States (the "**U.S. GAAP**") and reviewed by the audit committee of the Board (the "**Audit Committee**").

In this announcement, "we", "us" and "our" refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		
	2023	**2024**	Change
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	2,765,161	**3,620,496**	30.9%
Income from operations	97,732	**462,202**	372.9%
Income before income tax expenses	383,740	**771,642**	101.1%
Net income	342,260	**658,974**	92.5%
Adjusted net income (non-GAAP financial measure)	813,453	**1,249,394**	53.6%

NON-GAAP FINANCIAL MEASURE

In addition to net income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board does.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the six months ended June 30,	
	2023	**2024**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net income	342,260	**658,974**
Add: Share-based compensation expenses	471,193	**590,420**
Adjusted net income (non-GAAP financial measure)	813,453	**1,249,394**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2024, we continued our strong user growth with further penetration into various types of job seekers and enterprise users, including blue-collar workers, small and medium-sized enterprises, and lower-tier city users, which are the highlights of our growth. Our average monthly active users ("**MAU**")[1] for the six months ended June 30, 2024 achieved 50.6 million, representing a 21.3% increase from 41.7 million for the six months ended June 30, 2023. Our average DAU[2]/ MAU for the six months ended June 30, 2024 reached 25.2%, in the same level with that of the same period in 2023, further consolidating our position as a leading online recruitment platform.

In addition to our robust user growth, we focus on providing more quality and targeted products and services to meet the diverse recruitment needs of enterprise users across various industries and scale of business.

For white-collar and high-end gold-collar users, we are dedicated to further improving recruiting efficiency by leveraging our intelligent matching algorithm and exploring commercial products based on performance. We also expand our service offerings to large companies and state-owned enterprises with comprehensive recruitment requirements serving by our dedicated strategic client team, which also broadens the scope of our job offerings.

On the blue-collar side, we continued investing in infrastructure, operation and risk assessment, and offered products that are better suited for blue-collar users across different sub sectors. In addition, we acquired W.D Technology Investment Group Limited in February 2024 to expand and strengthen our service capabilities, taking into account the unique ecosystem of blue-collar manufacturing.

The Company advocates a philosophy of responsible and sustainable development. It was affirmed with an "A" rating under the MSCI ESG Rating, improving from a "BBB" rating in the same period last year. The Company was also selected for the *S&P Global Sustainability Yearbook 2024 (CN)* and was awarded as *the Best Progressing Enterprise* in the Industry.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman, and Chief Executive Officer of the Company, remarked, "In the second quarter, the Company's average monthly active users grew by 25.2% year over year to 54.6 million, further solidifying our leading position as the largest online recruitment platform in China. Despite the macro headwinds, the enterprise user growth brought by continued user penetration has been the core driving force for us to achieve steady revenue and profit growth in the second quarter. Meanwhile, we attach great importance to shareholder returns and have begun and will continue to increase share repurchase effort, which also demonstrates our confidence in the Company's long-term development in the current environment."

Mr. Phil Yu Zhang, Chief Financial Officer, elaborated, "In this quarter, we delivered healthy and sustainable top-line and bottom-line growth. The Company's adjusted income from operation increased by 52.1% year over year. The adjusted operating margin achieved historical high in this quarter, up 5 percentage points compared with the same period last year, thanks to the Company's superior business model and effective cost control. At the same time, we continued to invest in technology research and development. This quarter, research and development expenses accounted for 23.2% of revenues, continuing to maintain an industry-leading level."

---

[1]   MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

[2]   DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

- ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

- ***For job seeker*** We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Share Repurchase Program

In March 2024, the Board authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its Class A ordinary shares (including in the form of American Depositary Shares ("**ADSs**")).

Marketing Campaign of Paris 2024 Olympic Games and UEFA Euro 2024

We launched marketing campaigns for both the Paris 2024 Olympic Games and UEFA Euro 2024. These high-profile and widely viewed events strengthened our brand awareness.

Business Outlook

Looking ahead to the second half of 2024, our primary goal is to continue our user growth momentum and further penetration into all industries, regions and different types of enterprises, improving user engagement and consolidate our core competence.

We will enhance the in-depth understanding of customer needs, explore business model based on quality and result, fully leverage our technology capability, and expand the breadth and depth of our service offerings.

We will retain and further enhance the user-friendly ecosystem on our platform through ongoing technology developments. Moreover, we will reinforce our technology infrastructure and refine our recommendation algorithms, utilizing our optimized data analysis and deep learning capabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,	
	2023	**2024**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	2,730,879	**3,576,810**
Others	34,282	**43,686**
Total revenues	2,765,161	**3,620,496**
Operating cost and expenses		
Cost of revenues[1]	(517,486)	**(611,971)**
Sales and marketing expenses[1]	(1,100,431)	**(1,124,439)**
Research and development expenses[1]	(698,975)	**(911,298)**
General and administrative expenses[1]	(367,572)	**(531,682)**
Total operating cost and expenses	(2,684,464)	**(3,179,390)**
Other operating income, net	17,035	**21,096**
Income from operations	97,732	**462,202**
Interest and investment income, net	278,671	**309,870**
Foreign exchange gain	2,808	**93**
Other income/(expenses), net	4,529	**(523)**
Income before income tax expenses	383,740	**771,642**
Income tax expenses	(41,480)	**(112,668)**
Net income	342,260	**658,974**

Note:

(1)   Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,	
	2023	**2024**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Cost of revenues	22,962	**22,416**
Sales and marketing expenses	124,530	**141,954**
Research and development expenses	196,430	**212,673**
General and administrative expenses	127,271	**213,377**
Total	471,193	**590,420**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 30.9% from RMB2.8 billion for the six months ended June 30, 2023 to RMB3.6 billion for the six months ended June 30, 2024. This increase was primarily resulted from the enterprise user growth. In particular, revenues from online recruitment services to enterprise customers were RMB3.6 billion for the six months ended June 30, 2024, representing an increase of 31.0% from RMB2.7 billion for the six months ended June 30, 2023. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB43.7 million for the six months ended June 30, 2024, representing an increase of 27.4% from RMB34.3 million for the six months ended June 30, 2023.

Cost of Revenues

Our cost of revenues increased by 18.3% from RMB517.5 million for the six months ended June 30, 2023 to RMB612.0 million for the six months ended June 30, 2024, primarily due to increases in server and bandwidth cost, payment processing cost and employee-related expenses.

Sales and Marketing Expenses

Our sales and marketing expenses were RMB1,124.4 million for the six months ended June 30, 2024, relatively flat with RMB1,100.4 million for the six months ended June 30, 2023. The increase in sales employee-related expenses was largely offset by a decrease in advertising expenses.

Research and Development Expenses

Our research and development expenses increased by 30.4% from RMB699.0 million for the six months ended June 30, 2023 to RMB911.3 million for the six months ended June 30, 2024, which was primarily due to increased investments in technology.

General and Administrative Expenses

Our general and administrative expenses increased by 44.6% from RMB367.6 million for the six months ended June 30, 2023 to RMB531.7 million for the six months ended June 30, 2024, which was mainly due to increased employee-related expenses.

Income from Operations

As a result of the foregoing, income from operations was RMB462.2 million for the six months ended June 30, 2024, as compared to that of RMB97.7 million for the six months ended June 30, 2023.

Income Tax Expenses

Income tax expenses were RMB112.7 million for the six months ended June 30, 2024, as compared to that of RMB41.5 million for the six months ended June 30, 2023.

Net Income

Net income increased by 92.5% from RMB342.3 million for the six months ended June 30, 2023 to RMB659.0 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

During the Reporting Period, we financed our operations primarily through cash generated from operations. As of June 30, 2024, our cash and cash equivalents, short-term time deposits and short-term investments totaled RMB14.3 billion, and net cash provided by operating activities for the six months ended June 30, 2024 was RMB1.8 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2024, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of June 30, 2024, the Group had fixed rate notes issued by UBS AG, which are principal guaranteed with fixed return and are akin to traditional bank deposits. As of June 30, 2024, the subscribed principal of these fixed rate notes amounted to US$150.0 million (approximately RMB1,069.0 million). As of June 30, 2024, its fair value was approximately US$148.3 million (approximately RMB1,056.6 million), representing approximately 5.5% of total consolidated assets of the Group. Interest accrued based on the fixed interest rate as agreed during the Reporting Period was approximately US$4.0 million (approximately RMB28.6 million). The subscription of these fixed rate notes are subject to the reporting and announcement requirements but exempt from the shareholders' approval requirement under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). For further details, please refer to the announcement of the Company dated September 18, 2023.

The subscription of these fixed rate notes forms part of the Group's ordinary course of treasury management activities. The Group considered that these fixed rate notes offer a better yield than fixed deposits generally offered by commercial banks. The Group has developed focused investment strategies, targeting to maximizing return of surplus funds with the top priority of ensuring the safety of the principals invested and without impact on cash needs of ordinary business operation. Meanwhile, the Group diversified its investment portfolio by investing in different financial products among several major financial institutions to limit exposure to concentration risk and improve the performance of the investment portfolio.

Save as disclosed above, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total consolidated assets as of June 30, 2024).

Material Acquisitions and Disposals

Save as disclosed in this announcement, the Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of June 30, 2024, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2024, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined as interest-bearing borrowings. As of June 30, 2024, the Group's gearing ratio was nil as the Group had no borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in Renminbi ("**RMB**"). The majority of our cash and cash equivalents, short-term time deposits and short-term investments are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2024.

Capital Commitment

The Company had no material capital commitment as of June 30, 2024.

Employees and Remuneration Policies

As of June 30, 2024, the Group had a total of 5,429 employees. The following table sets forth the total number of full-time employees by function as of June 30, 2024:

Function	Number of employees	% of total
Sales and marketing	2,781	51.2%
Research and development	1,318	24.3%
Operations	1,020	18.8%
General administration	310	5.7%
Total	**5,429**	**100.0%**

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the shareholders of the Company and to enhance our corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Part 2 of Appendix C1 to the Rules Governing the Listing Rules, save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao ("**Mr. Zhao**") performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings in the Company's securities by the Directors and relevant employees and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Mengyuan Dong, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Mengyuan Dong, being the chairperson of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased a total of 424,437 ADSs (representing 848,874 Class A ordinary shares of the Company) (the "**Repurchased Shares**") at an aggregate consideration (before all the relevant expenses) of US$7,994,506.16 on The Nasdaq Global Select Market (the "**Nasdaq**").

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

Trading Month	Number of Class A ordinary shares repurchased	Price per ordinary share		Aggregate consideration paid (before all the relevant expenses)
		Highest price paid *(US$)*	Lowest price paid *(US$)*	*(US$)*
March 2024	550,924	9.170	8.935	4,997,486.70
June 2024	297,950	10.345	9.445	2,997,019.46
Total	**848,874**			**7,994,506.16**

The Class A ordinary shares repurchased in March 2024 and June 2024 were cancelled in April 2024 and July 2024, respectively. Upon cancellation of the Repurchased Shares, Mr. Zhao, the weighted voting rights ("**WVR**") beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of June 30, 2024, the Company did not hold any treasury shares.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Interim Dividend

The Board did not recommend any interim dividend for the six months ended June 30, 2024.

Significant Events after the Reporting Period

There were no significant events that might affect the Company after the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the six months ended June 30, 2023	2024
		RMB	RMB
		(in thousands, except for share and per share data)	
Revenues			
Online recruitment services to enterprise customers		2,730,879	**3,576,810**
Others		34,282	**43,686**
Total revenues	4	2,765,161	**3,620,496**
Operating cost and expenses			
Cost of revenues		(517,486)	**(611,971)**
Sales and marketing expenses		(1,100,431)	**(1,124,439)**
Research and development expenses		(698,975)	**(911,298)**
General and administrative expenses		(367,572)	**(531,682)**
Total operating cost and expenses		(2,684,464)	**(3,179,390)**
Other operating income, net		17,035	**21,096**
Income from operations		97,732	**462,202**
Interest and investment income, net		278,671	**309,870**
Foreign exchange gain		2,808	**93**
Other income/(expenses), net		4,529	**(523)**
Income before income tax expenses		383,740	**771,642**
Income tax expenses	5	(41,480)	**(112,668)**
Net income		342,260	**658,974**
Net loss attributable to non-controlling interests		–	**7,710**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		342,260	**666,684**
Weighted average number of ordinary shares used in computing net income per share	6		
– Basic		867,314,841	**884,833,645**
– Diluted		903,757,988	**915,678,778**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	6		
– Basic		0.39	**0.75**
– Diluted		0.38	**0.73**
Other comprehensive income			
Foreign currency translation adjustments		403,775	**65,906**
Total other comprehensive income		403,775	**65,906**
Total comprehensive income		746,035	**724,880**
Comprehensive loss attributable to non-controlling interests		–	**7,677**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		746,035	**732,557**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2023	As of June 30, 2024
		RMB	RMB
		(in thousands)	
ASSETS			
Current assets			
Cash and cash equivalents		2,472,959	**3,472,390**
Short-term time deposits		6,922,803	**5,267,014**
Short-term investments	7	3,513,885	**5,542,508**
Accounts receivable, net	8	16,727	**29,856**
Inventories		–	**2,787**
Amounts due from related parties		3,966	**5,625**
Prepayments and other current assets	9	442,697	**535,488**
Total current assets		13,373,037	**14,855,668**
Non-current assets			
Property, equipment and software, net		1,793,488	**1,909,180**
Intangible assets, net	3	8,093	**270,766**
Goodwill		5,690	**6,528**
Right-of-use assets, net		282,612	**409,314**
Long-term time deposits		–	**726,476**
Long-term investments	7	2,473,128	**986,917**
Other non-current assets		4,000	**–**
Total non-current assets		4,567,011	**4,309,181**
Total assets		17,940,048	**19,164,849**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	10	629,216	**170,700**
Deferred revenue		2,794,075	**3,175,000**
Other payables and accrued liabilities	11	779,046	**614,515**
Operating lease liabilities, current		155,014	**185,661**
Total current liabilities		4,357,351	**4,145,876**
Non-current liabilities			
Operating lease liabilities, non-current		125,079	**211,219**
Deferred tax liabilities		28,425	**26,403**
Total non-current liabilities		153,504	**237,622**
Total liabilities		4,510,855	**4,383,498**
Total shareholders' equity		13,429,193	**14,781,351**
Total liabilities and shareholders' equity		17,940,048	**19,164,849**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2023	**2024**
	RMB	***RMB***
	(in thousands)	
Net cash provided by operating activities	1,307,618	**1,774,097**
Net cash used in investing activities	(8,390,368)	**(595,771)**
Net cash provided by/(used in) financing activities	68,955	**(186,425)**
Effect of exchange rate changes on cash and cash equivalents	2,740	**7,530**
Net (decrease)/increase in cash and cash equivalents	(7,011,055)	**999,431**
Cash and cash equivalents at beginning of the period	9,751,824	**2,472,959**
Cash and cash equivalents at end of the period	2,740,769	**3,472,390**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The unaudited condensed consolidated financial statements include financial statements of the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries for which the Company is the ultimate primary beneficiary, and have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for the fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2023 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

3. BUSINESS ACQUISITION

On February 6, 2024, the Group completed the acquisition of approximately 77% of the equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it holds majority of the investee's equity interest and is entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

The acquisition was accounted for as a business acquisition using the purchase method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

	Amount
	RMB
	(in thousands)
Purchase consideration	374,306
Net assets acquired	208,412
Identifiable intangible assets acquired	
– Customer relationships	94,000
– Trademarks	91,000
– Technology	80,000
– Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	**374,306**

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

4. **REVENUES**

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the six months ended June 30,	
	2023	**2024**
	RMB	***RMB***
	(in thousands)	
Online recruitment services to enterprise customers	2,730,879	**3,576,810**
– Key accounts	551,984	**812,146**
– Mid-sized accounts	995,592	**1,245,598**
– Small-sized accounts	1,183,303	**1,519,066**
Others	34,282	**43,686**
Total	2,765,161	**3,620,496**

For revenues from online recruitment services to enterprise customers, RMB1,988.3 million and RMB2,668.9 million were recognized over time for the six months ended June 30, 2023 and 2024, respectively; RMB742.6 million and RMB907.9 million were recognized at a point in time for the six months ended June 30, 2023 and 2024, respectively.

5. INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

According to relevant laws and regulations promulgated by the State Taxation Administration ("STA") of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses ("Super R&D Deduction") when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

Components of income tax expenses are as follows:

	For the six months ended June 30,	
	2023	2024
	RMB	RMB
	(in thousands)	
Current income tax expenses	27,069	114,690
Deferred income tax expenses/(benefit)	14,411	(2,022)
Total	41,480	**112,668**

6. NET INCOME PER SHARE

The computation of basic and diluted net income per share for the six months ended June 30, 2023 and 2024 is as follows:

	For the six months ended June 30,	
	2023	2024
	RMB	RMB
	(in thousands, except for share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	342,260	**666,684**
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	867,314,841	**884,833,645**
Dilutive effect of share-based awards	36,443,147	**30,845,133**
Weighted average number of ordinary shares used in computing diluted net income per share	903,757,988	**915,678,778**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED		
– Basic	0.39	**0.75**
– Diluted	0.38	**0.73**

7. INVESTMENTS

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
	(in thousands)	
Short-term investments		
– Wealth management products	2,783,212	**3,939,462**
– Fixed rate notes[1]	729,348	**1,601,635**
– Listed equity securities	1,325	**1,411**
Total short-term investments	3,513,885	**5,542,508**
Long-term investments		
– Fixed rate notes[1]	1,969,405	**737,329**
– Wealth management products	354,135	**100,000**
– Unlisted equity securities[2]	149,588	**149,588**
Total long-term investments	2,473,128	**986,917**

(1) Fixed rate notes are principal-guaranteed with fixed return, which the Group has positive intent and ability to hold to maturity. Accordingly, this investment is classified as held-to-maturity debt securities and measured at amortized cost.

(2) Unlisted equity securities represent investments in preferred shares in a private company, which contain certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders. This investment is classified as available-for-sale debt securities and measured at fair value.

8. ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable as of December 31, 2023 and June 30, 2024, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB	*RMB*
	(in thousands)	
Within 3 months	13,505	**23,610**
Between 3 months and 6 months	1,526	**4,095**
Between 6 months and 1 year	1,244	**1,230**
More than 1 year	452	**921**
Total	16,727	**29,856**

9. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2023	As of June 30, 2024
	RMB	*RMB*
	(in thousands)	
Receivables from third-party online payment platforms	96,560	**124,813**
Prepaid advertising expenses and service fee	95,318	**105,066**
Receivables related to the exercise of share-based awards*	79,182	**89,238**
Deposits	63,201	**77,760**
Prepaid income tax	46,277	**60,000**
Staff loans and advances	25,744	**23,606**
Others	36,415	**55,005**
Total	442,697	**535,488**

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* It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

10. ACCOUNTS PAYABLE

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
	(in thousands)	
Payables for purchase of property, equipment and software	561,317	67,058
Payables for advertising expenses	15,369	25,147
Others	52,530	78,495
Total	629,216	170,700

An aging analysis of accounts payable as of December 31, 2023 and June 30, 2024, based on recognition date, is as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
	(in thousands)	
Within 3 months	569,550	124,098
Between 3 months and 6 months	48,236	31,768
Between 6 months and 1 year	5,294	5,283
More than 1 year	6,136	9,551
Total	629,216	170,700

11. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
	(in thousands)	
Salary, welfare and bonus payable	457,974	319,849
Tax payable	116,657	109,724
Advance from customers*	73,196	80,597
Deposits	–	58,069
Consideration payable for share repurchase	113,387	21,380
Others	17,832	24,896
Total	779,046	614,515

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* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

12. DIVIDEND

No dividend was declared for the six-month periods ended June 30, 2023 and 2024.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the respective websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.zhipin.com/). The interim report of the Company for the six months ended June 30, 2024 will be made available on the above websites in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 28, 2024

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive Directors.